FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

The following regulated information, disseminated pursuant to DTR 6.3.5, comprises the Notice of Annual General Meeting for 2011, which was sent to shareholders of HSBC Holdings plc on 15 April 2011.

THIS DOCUMENT IS IMPORTANTAND REQUIRES YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to any aspect of the proposals referred to in this document or as to the action you should take, you should consult a stockbroker, solicitor, accountant or other appropriate independent professional adviser.

If you have sold or transferred all your shares in HSBC Holdings plc (the "Company") you should at once forward this document and the accompanying Form of Proxy to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

This document should be read in conjunction with the Annual Report and Accounts and/or the Annual Review in respect of the year ended 31 December 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document. The ordinary shares of HSBC Holdings plc trade under stock code 5 on The Stock Exchange of Hong Kong Limited.

Shareholders may at any time choose to receive corporate communications in printed form or to receive notifications of their availability on HSBC's website. To receive future notifications of the availability of corporate communications on HSBC's website by email, or revoke or amend an instruction to receive such notifications by email, go to www.hsbc.com/ecomms. If you received a notification of the availability of this document on HSBC's website and would like to receive a printed copy of it, or if you would like to receive future corporate communications in printed form, please write or send an email (quoting your shareholder reference number) to the appropriate Registrars at the address given below. Printed copies will be provided without charge. Further copies of this document and a Chinese translation of this and future documents may be obtained from the Registrars: Computershare Hong Kong InvestorServices Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR (email: hsbc.ecom@computershare.com.hk);Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6ZZ, United Kingdom (email via website: www.investorcentre.co.uk/contactus); or the Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda (email: hbbm.shareholder.services@hsbc.bm). Holders of American Depositary Shares may obtain copies of this document by calling +1 224 544 3292 or by writing to Internal Communications, HSBC-North America, 26525 N. Riverwoods Boulevard, Mettawa, Illinois 60045, USA.

HSBC Holdings plc
Notice of
Annual General Meeting to be held on 27 May 2011

Notice of the Annual General Meeting to be held at the Barbican Hall, Barbican Centre, London EC2 at 11.00 am on Friday 27 May 2011 is set out on pages 9 to 22.

The action to be taken by Shareholders is set out overleaf. Whether or not you propose to attend the Annual General Meeting you are requested to complete and submit a Form of Proxy in accordance with the instructions on the Form of Proxy. Submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting. Shareholders with internet access may submit their Form of Proxy electronically at www.hsbc.com/proxy.

15 April 2011

Access to the Meeting

The Barbican Centre is wheelchair accessible, the auditorium is fitted with an induction loop, and parking spaces are available for disabled drivers. To help us ensure the Annual General Meeting is fully accessible to all Shareholders, please contact Peter Harvey (telephone +44 (0)20 7992 1401, fax +44 (0)20 7991 4639, email peterharvey@hsbc.com) if you have any particular access or other needs.

If you have general queries about your shareholding please contact the relevant Registrar at the address shown on the front cover.

The Notice of Annual General Meeting, the Annual Report and Accounts and the Annual Review are available on our website, www.hsbc.com.

The Annual General Meeting can be viewed live on the internet at www.hsbc.com/agmwebcast. A webcast of the Annual General Meeting will be available until 30 June 2011.

Action to be taken by shareholders

Form of Proxy

A Form of Proxy for use at the Annual General Meeting is enclosed with this document or may be accessed at www.hsbc.com/proxy.Whether or not you propose to attend the Annual General Meeting, you are requested to complete and submit a Form of Proxy in accordance with the instructions on the Form of Proxy. The Form of Proxy must be received not less than 48 hours before the time of the holding of the Annual General Meeting (or any adjourned meeting). The completion and submission of a Form of Proxy will not preclude a Shareholder from attending and voting in person at theAnnual General Meeting. Shareholders with internet access may submit their Form of Proxy electronically at www.hsbc.com/proxy by entering their Shareholder Reference Number and the Personal Identification Number which is either printed on their Form of Proxy or which has been sent to them by email if they have registered an email address to receive electronic communications. For shares held through CREST, proxy appointments may be submitted via the CREST proxy voting system.

Raising Questions at the Annual General Meeting

If you would like a question or questions to be addressed at the Annual General Meeting please complete and return the form on page 23 or send your question via email to agmquestions@hsbc.com.

We will endeavour to address any question raised when the item of business to which the question relates is under consideration by the Annual General Meeting. Any questions submitted that are not relevant to the business of the Annual General Meeting will be forwarded for the attention of an appropriate executive. Submitting a question in advance of the Annual General Meeting does not affect your rights as a Shareholder to attend and speak at the Annual General Meeting.

15 April 2011
Dear Shareholder

Special Business at the Annual General Meeting

The purpose of this letter is to give you details of the proposals which will be considered as special business at the Annual General Meeting of the Company to be held on Friday 27 May 2011. The Notice of Annual General Meeting is set out on pages 9 to 22 of this document.

1	Resolutions 5 and 6 (Authority to Directors to allot shares and disapplication of pre-emption rights)

At last year's Annual General Meeting the Directors were again given general authorities to allot shares. These authorities will expire at the Annual General Meeting to be held on 27 May 2011.

The general purpose of the authorities now being sought is to enable the Directors to issue new shares without having first to obtain the consent of Shareholders in general meeting. The need for such an issue of shares could arise, for example, in the context of a transaction (such as the acquisition of a company) which had to be completed speedily. The granting of such authorities is now commonplace and your Board takes the view that it would be in the interests of the Company if the Directors were again given these general authorities.

The Directors are seeking authority to allot new ordinary shares of US$0.50 each ("Ordinary Shares") (in addition to the Ordinary Shares reserved for issue pursuant to the exercise of options previously granted under the employee share plans) up to an aggregate nominal amount of US$1,770,695,000, equivalent to approximately 20 per cent of the Ordinary Shares in issue on 5 April 2011, being the latest practical date prior to printing this document.

Within this amount, the Directors would have authority to allot Ordinary Shares wholly for cash to persons other than existing Shareholders up to an aggregate nominal amount of US$442,673,750 . This is equivalent to approximately 5 per cent of the Ordinary Shares in issue on 5 April 2011.

These authorities permit allotments of shares within limits that comply with both UK investor protection guidelines and the Hong Kong Stock Exchange's Listing Rules.

I would stress that, other than under employee share plans or pursuant to the Company's scrip dividend scheme, your Board has no present intention of issuing any further Ordinary Shares pursuant to these new authorities and no issue will be made which would effectively change the control of the Company or the nature of its business without the prior approval of Shareholders in general meeting. To create additional core tier 1 capital and retain funds within HSBC, the Board has agreed that new Ordinary Shares may be issued to satisfy the vesting of awards of Restricted Shares and Performance Shares under the HSBC Share Plan and, subject to the passing of Resolution 7 set out in the Notice convening the Annual General Meeting, the HSBC Share Plan 2011.

The Board is also once again seeking authority to issue sterling, US dollar and euro preference shares without having first to obtain the consent of Shareholders in general meeting. These preference shares were created to underpin issues of preferred securities, which are a tax efficient form of regulatory capital, and with the intention that they may be used for the purpose of raising further regulatory capital. If any preference shares were to be issued they would, subject to regulatory approval, be redeemable at the Company's option and carry no voting rights except in exceptional circumstances but would rank in priority to the Company's Ordinary Shares with respect to participation in any return of capital. The Board has no present intention of exercising this authority.

It is proposed that these general authorities be renewed until the Annual General Meeting in 2012.

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Management Office:

8 Canada Square, London E14 5HQ, United Kingdom

At last year's Annual General Meeting the Board of Directors took the view that it was not appropriate to seek shareholder authority for share repurchases since a substantial rights issue had recently been completed. Given the current regulatory reform agenda which includes a transition to higher levels of regulatory capital the Directors will once again not be seeking authority to make share repurchases at this year's Annual General Meeting.

2       Resolution 7 (HSBC Share Plan 2011)

During 2010, as previously announced, the Remuneration Committee undertook a comprehensive review of the long-term incentive arrangements for senior executives, including the executive Directors, and also reviewed the terms of the existing HSBC Share Plan. The outcome of this review was the design of a new plan, the HSBC Share Plan 2011 (the "2011 Plan"), which is intended to replace the existing HSBC Share Plan. This is an umbrella plan which incorporates many features broadly similar to those of the existing HSBC Share Plan and includes a new long-term incentive plan, the Group Performance Share Plan ("GPSP"), under which it is proposed that awards will be made to executive Directors and senior executives.

The GPSP

The Board, after considering the review undertaken by the Remuneration Committee, believes the 2011 Plan, incorporating the GPSP, will provide better alignment of employees' incentivisation with HSBC's long-term strategy and shareholders' interests in long-term sustainable value creation. The structure and terms of the 2011 Plan will also continue to meet the requirements of financial regulators in relation to pay policy. Resolution 7 proposes the approval of the 2011 Plan.

The Remuneration Committee has consulted widely with the Group's major shareholders on the establishment of the GPSP which is a key part of the 2011 Plan. The comprehensive review and consultation undertaken reflected a growing perception that many long-term incentive plans do not achieve adequate alignment between the interests of participants and the interests of shareholders. The GPSP, which as a consequence breaks new ground away from established current market practice, has been specifically designed to address this lack of alignment.

Our aim in introducing the GPSP is to incentivise participants to focus on sustainable long-term performance of the business and the reflection of that performance in shareholder value. Participants are incentivised to take a long-term approach to the performance of the business by the five year vesting period for awards which will ordinarily apply (which is longer than the three year vestingperiod ordinarily applied under the existing HSBC Share Plan) and the new requirement that, in normal circumstances, shares released on vesting of an award must be retained until the participant retires or leaves the HSBC Group. We will have the ability to clawback awards in whole or in part during the vesting period. The maximum limit under the 2011 Plan on grant of awards to individuals is six times salary which is lower than the current maximum award under the existing HSBC Share Plan.

The way in which we intend to assess performance under the GPSP is aimed at achieving greater alignment of employees' reward with long-term shareholder value. The Remuneration Committee has approved that award levels under the GPSP will be determined on grant, rather than on vesting, by considering performance delivered prior to the date of grant against a pre-determined long-term balanced scorecard. This scorecard will set out performance measures, which will be made up of 60 per cent financial and 40 per cent non-financial measures, which in our view should incentivise sustainable long-term performance. The financial measures which we intend to apply will be return on equity, cost efficiency ratio, capital strength and dividends and the non-financial measures will be strategy execution, brand equity, compliance and reputation and people. The combination of these measures is designed to incentivise the achievement of financial performance over a period prior to grant of an award and the sustainability of that performance over the long-term. We may clawback awards (ie reduce or cancel them or amend or impose additional conditions) at any time prior to vesting, which provides a safeguard if an assessment of performance proves to be inaccurate or incorrect.

In the Directors' Remuneration Report each year we will disclose the measures to be contained in the long-term balanced scorecard for the year and the performance against the measures which were set for the previous year. Where achievement of a performance measure is quantifiable, the relevant result will be independently verified.

The Board intends to delegate its powers under the 2011 Plan to the Remuneration Committee which will, in particular, make all significant decisions in relation to awards under the 2011 Plan to executive Directors and senior executives. The Remuneration Committee is conscious that the structure of the new GPSP is a fresh approach to incentivising long-term performance and accordingly it will review the effectiveness of the new GPSP no later than 2014 to determine whether the aim of greater alignment between performance and reward is being achieved.

Other awards under the 2011 Plan

In addition to establishing the GPSP, the 2011 Plan enables the grant of share options and conditional awards to employees on terms similar to those applicable under the existing HSBC Share Plan and introduces the ability to make awards of forfeitable shares.

It is intended that awards under the 2011 Plan (other than awards under the GPSP) will typically be granted to facilitate deferral of bonuses or other payments in compliance with the FSA Remuneration Code. Awards are similarly granted for this purpose under the existing HSBC Share Plan.

Summary of 2011 Plan

A summary of the rules of the 2011 Plan is set out in the Appendix on page 4 and the provisions of the 2011 Plan relating to the GPSP only are summarised in paragraph 15 of the Appendix. The complete rules of the 2011 Plan will be available from 15 April 2011 on www.hsbc.com/agm and at the addresses given in Note 22 of the Notice of Annual General Meeting.

Grant of awards in 2011

If the 2011 Plan is approved by shareholders at the Annual General Meeting, we propose to make conditional awards under the GPSP shortly after the Annual General Meeting, with a vesting date in March 2016. This is slightly shorter than the five year vesting period set out above which will normally apply and reflects the delay in this year's annual grant cycle due to the need to seek approval of the 2011 Plan, incorporating the GPSP, at the Annual General Meeting.

3       Resolution 8 (Directors' fees)

The commitments and responsibilities of the non-executive Directors have expanded considerably as regulatory requirements for banks and other financial institutions, particularly for organisations of HSBC's size and complexity, have grown and the expectations of non-executive directors have correspondingly increased. Non-executive Directors' fees are regularly reviewed and assessed against other large comparable international companies. The approval of Shareholders is being sought for the fee for each non-executive Director to be increased to £95,000 per annum with effect from 1 January 2011.

The current fee, which was approved by Shareholders in 2006, that is before the global financial crisis, is £65,000 per annum for each non-executive Director. Having considered comprehensive data it is clear that the current non-executive Director's fee is below the level now being paid in comparable and indeed smaller companies. Neither I nor the other executive Directors are eligible to receive Directors' fees. Information about additional fees payable to non-executive Directors for service to Board Committees is set out in Note 11 of the Notice of Annual General Meeting.

4       Resolution 9 (Notice period for meetings)

The purpose of this resolution is to enable the Company to call general meetings (other than annual general meetings) on 14 clear days' notice. The UK Companies Act 2006 provides that the minimum notice period for general meetings of the Company is 21 days unless Shareholders approve a shorter notice period. The passing of Resolution 9 would enable general meetings (other than annual general meetings) to be called on a minimum of 14 clear days' notice. This shorter notice period of between 20 and 14 days would not be used as a matter of routine, but only when the Board determines that calling a meeting on less than 21 days' notice is merited by the business of the meeting and it considers it to be to the advantage of Shareholders as a whole. The approval will be effective until the Company's next Annual General Meeting, when it is intended that a similar resolution will be proposed.

5       Recommendation

Your Board considers that the proposals described in this document are in the best interests of HSBC Holdings plc and its Shareholders and recommends that you should vote in favour of the resolutions relating thereto. The Directors intend to do so in respect of their own beneficial holdings.

Yours sincerely

D J Flint
Group Chairman

APPENDIX

SUMMARY OF THE PRINCIPAL FEATURES OF THE HSBC SHARE PLAN 2011

2011 Plan Summary

1 Introduction

The 2011 Plan is an umbrella plan which incorporates many features broadly similar to the existing HSBC Share Plan and includes a new long-term incentive plan, the Group Performance Share Plan ("GPSP"). This summary outlines the main features of the 2011 Plan under which awards can be granted to employees of the HSBC Group.

The purpose of the 2011 Plan is to incentivise, reward and retain selected employees in a way which aligns their interests with those of shareholders. The ability under the 2011 Plan to set vesting, exercise and retention periods and performance conditions gives flexibility to achieve that purpose.

2 Types of Awards

Under the 2011 Plan conditional share awards, options (including nil-cost options) and awards of forfeitable shares can be granted, all of which types of award, other than forfeitable shares, can be granted under the existing HSBC Share Plan. These types of award are referred to in this summary as Share Awards.

Awards of forefeitable shares entitle the relevant participant immediately to become the owner of those shares when the award vests but he/she is required to enter into an agreement that he/she will transfer ownership of those shares back to HSBC if certain circumstances occur during a specified period. Forfeitable shares are usually held in trust whilst such an agreement exists.

The 2011 Plan also allows for the grant of cash awards in respect of a proportion of a participant's deferred bonus. Such cash awards can be made under the existing HSBC Share Plan following adoption by the Remuneration Committee of an additional schedule to the existing HSBC Share Plan.

Under the GPSP, awards are restricted to conditional awards and nil-cost options only.

3 Grant of Share Awards

Under the 2011 Plan the Directors have power to make vesting of an award subject to performance or other conditions determined at the discretion of the Directors.

The Directors may take into account performance in respect of a period prior to grant of an award when determining whether to grant an award. Our intended approach in relation to granting awards under the GPSP is summarised on pages 2 and 3 of this document and paragraph 15 below.

We intend that awards under the 2011 Plan, other than under the GPSP, will typically be granted to facilitate deferral of bonuses or other payments in compliance with the FSA Remuneration Code and therefore performance conditions to vesting would not usually be applied (as performance will have been taken into account when the determining the level of bonus or payment).

On grant of a Share Award the Directors may impose a retention period which applies after vesting of a Share Award in respect of any shares which a participant receives on vesting.

4 Operation

Awards under the 2011 Plan may be granted within 42 days after the announcement of the Company's results for any period. Awards may also be granted at other times in exceptional circumstances.

5 Eligibility

Employees of the Company, its subsidiaries and any designated associated companies are eligible to participate in the 2011 Plan. The Directors will select employees or one or more groups of employees to participate in the 2011 Plan and will determine the size of awards, the vesting date and the terms of any performance or other conditions. It is intended that Share Awards will be made to executive Directors and senior executives under the GPSP.

6 Individual limits

Generally, the market value of shares subject to Share Awards granted to a participant in respect of any one financial year cannot exceed six times his or her basic salary at the time of award. In exceptional circumstances, this limit may be exceeded.

Share Awards granted in respect of a bonus or as a replacement for an incentive from a previous employer will not be subject to the above limit. However, such Share Awards cannot exceed the value of the relevant bonus or replaced incentive.

As required by the Listing Rules of the Hong Kong Stock Exchange, the total number of shares issued and to be issued upon exercise of options granted to any one participant (including both exercised and outstanding options) in any 12-month period must not exceed 1 per cent of the shares in issue on the date of exercise.

7 Reduction of awards (clawback)

In accordance with the FSA's Remuneration Code, the 2011 Plan provides that the Directors may, at any time before vesting, reduce or cancel Share Awards or subject them to additional or amended conditions. The circumstances where this action may be taken include but are not limited to the Directors concluding that the conduct of the participant or his/her business unit merits such action; performance assessment proves to have been incorrect or inaccurate; financial statements require restatement or correction; or the participant or business unit has engaged in improper or inadequate risk management.

8 Vesting

The Directors will determine at grant when an award will vest. A Share Award which is granted subject to a performance condition to vesting will only vest to the extent that any such performance condition is satisfied. Vesting of a Share Award is subject to continued employment during the vesting period. The Directors may at any time before vesting amend or waive any performance condition in accordance with its terms or if anything happens which causes them to reasonably consider it appropriate to do so exercise the clawback powers referred to in paragraph 7 above.

An option (other than a nil-cost option) will not vest earlier than twelve months after grant and, once vested, can be exercised for up to 10 years from the date of grant (or for six months where it vests on leaving employment or 12 months from death). At the end of these periods an option, if unexercised, will lapse.

9 Leaving employment

A Share Award will lapse where a participant leaves the HSBC Group before vesting unless the cessation of employment is due to ill-health, injury, disability, retirement (with the agreement of the employer and approval of the Directors), redundancy (with the agreement of the employer and approval of the Directors), transfer of the employing business or the employing company ceasing to be a member of the HSBC Group or for other reasons specifically allowed by the Directors.

If a participant ceases employment in the circumstances set out above and the Share Award is not subject to performance conditions, the award will not lapse and will vest on the vesting date set by the Directors at grant, unless the Directors determine that it should vest immediately or on another date, subject to satisfaction or waiver of any other conditions imposed at grant. The Directors may determine that the award should be pro rated to reflect the proportion of the vesting period when the participant was not in employment.

If a participant ceases employment in the circumstances set out above and the Share Award is subject to performance conditions, the award will not lapse and will vest on the vesting date set by the Directors at grant (unless the Directors determine that it should vest immediately) to the extent that the performance condition is satisfied as at the date of vesting. Unless the Directors decide otherwise, the award will be pro rated to reflect the proportion of the performance period when the participant was not in employment.

In each case set out above the clawback provisions referred to in paragraph 7 above remain in force until the vesting date. In the event of a participant's death, Share Awards will vest in full at the time of death.

10 Change of control, merger or other reorganisations

On a change of control of the Company, Share Awards vest at the time of the relevant event unless participants are allowed or required by the Company to exchange their awards for awards of shares in the acquiring company or other body corporate determined by that acquiring company. The Directors may also allow vesting (which may be subject to conditions) on a demerger, delisting, distribution (other than an ordinary dividend) or other transaction which might affect the value of a Share Award.

If a Share Award vests on a change of control or other event referred to above;

(i) if the Share Award is not subject to performance conditions, the award will vest in full; and

(ii)     if the Share Award is subject to performance conditions, the Directors will determine the extent to which the performance conditions have been satisfied and the proportion of the award which will vest.

In both situations, the Directors may determine that awards will be reduced to reflect the acceleration of vesting.

11 Dilution limits

In any 10 year period, (i) not more than 10 per cent of the issued ordinary share capital of the Company may be issued or committed to be issued under the 2011 Plan and all other employee share plans operated by the Company; and (ii) not more than 5 per cent of the issued ordinary share capital of the Company, may be issued or committed to be issued under the 2011 Plan and all other discretionary share plans adopted by the Company, in each case calculated by reference to the issued share capital at the proposed date of grant of a Share Award. If shares are transferred from treasury to satisfy Share Awards, these will also be counted towards the dilution limits for as long as is required by the guidelines issued by the Association of British Insurers.

The number of shares which may be issued upon exercise of all options under the 2011 Plan (other than nil-cost options) and options granted under any other employee share plan operated by the Company must not exceed 10 per cent of the shares in issue on the date of shareholder approval of the 2011 Plan. Nil-cost options cannot be satisfied by the issue of new shares.

The number of shares which may be issued on the exercise of options under the 2011 Plan (other than nil-cost options)and options granted under any other employee share plan operated by the Company outstanding at any one time must not exceed 30 per cent of the shares in issue from time to time. No further options may be granted under any such plan if this will result in the limit being exceeded.

12 Dividend equivalent

Additional shares or cash may be awarded on the vesting of Share Awards under the 2011 Plan to take account of dividends which would have been paid on the number of shares which vest (or are acquired on exercise) between grant and vesting.

13 Amendments to the 2011 Plan

The Directors may amend the 2011 Plan at any time, although shareholder approval is required to amend certain provisions of the 2011 Plan if the amendment is to the advantage of the participants. These provisions relate to: eligibility; individual and 2011 Plan limits; the basis for determining entitlements to shares; rights in the event of a variation in the Company's share capital; and the amendment powers and any changes to the terms of options (other than nil-cost options) which are of a material nature or which relate to matters specified in Rule 17.03 of the Listing Rules of The Hong Kong Stock Exchange Limited.

However, the Directors may, without shareholder approval, make minor amendments to the terms of the 2011 Plan to: facilitate the administration of the 2011 Plan; comply with or take account of any proposed or existing legislation or changes thereto; or obtain or maintain favourable tax, exchange control or regulatory treatment for any Group company or any participant.

Any changes to the 2011 Plan which would be to the material disadvantage of any existing rights of a participant can only be made with the consent of the majority of participants affected.

In addition, the Directors may establish further plans based on the 2011 Plan rules, but modified to take account of tax, exchange control and securities laws in non-UK territories. Our intention is that this power would be used only to establish plans for the benefit of employees in non-UK territories. If such further plans were established, any ordinary shares of the Company made available under such further plans would count against the limits on individual or overall participation in the 2011 Plan which are set out in paragraphs 6 and 11 above.

14 General

Participants do not have to pay for an award and, except in the case of an award of forfeitable shares, will not enjoy any shareholder rights until any shares subject to an award have been acquired by the participant on vesting. Awards cannot be transferred except to a participant's personal representatives on death or with the consent of the Directors.

Awards granted under the 2011 Plan (other than nil-cost options) may be satisfied by the issue of new shares, shares purchased in the market or shares transferred from treasury. It is currently our intention to issue new shares to satisfy awards wherever practicable to increase our capital. At the discretion of the Directors, a Share Award under the 2011 Plan may be satisfied by paying participants a cash amount equal to the value of the shares.

Any shares issued in satisfaction of Share Awards granted under the 2011 Plan will rank equally with shares of the same class in issue on the date of allotment except in respect of rights by reference to a record date prior to the date of allotment.

Where there is a variation in the share capital of the Company (including a capitalisation issue, rights issue, sub-division, consolidation or reduction of share capital), a demerger or a special dividend, the Directors may adjust the number or class of shares subject to awards, the exercise price of options and the limit on the total number of shares which may be issued upon the exercise of options under the 2011 Plan in any way they consider appropriate. Except in the case of a capitalisation issue an option (other than a nil-cost option) may only be adjusted if the auditors confirm that the proportion of the shares in issue represented by each option remains substantially unchanged as a result of the adjustment.

The Directors may terminate the 2011 Plan at any time. The 2011 Plan will, in any event, end on the tenth anniversary of the date of approval of the 2011 Plan by the shareholders. Termination will not affect Share Awards already granted.

Share Awards are not pensionable.

15 Group Performance Share Plan Awards

Schedule 4 of the 2011 Plan provides that the rules of the 2011 Plan apply to any grant of GPSP Awards as amended by the provisions of Schedule 4.

Key features

The key features of the GPSP are:

(i)      award levels are intended to be determined by considering performance prior to the date of grant of an award against performance measures set out in a pre-determined scorecard (see page 2 of this document for further information on the way in which it is intended that performance will be measured);

(ii) it is intended that a five year vesting period will apply during which period the Directors have clawback powers;

(iii) shares which are released on vesting of an award must be retained until the participant retires or leaves the HSBC Group (see section below headed "Retention" for more details); and

(iv)    the provisions relating to when an award will lapse if the participant leaves HSBC prior to an award vesting contain restrictions which do not apply to awards made under the 2011 Plan other than under the GPSP (see section below headed "Leaving employment" for more details).

Leaving employment

If the participant leaves employment before vesting by reason of ill-health, injury, disability, redundancy, transfer of the employing business or the employing company ceasing to be a member of the HSBC Group then, subject to the approval of the Directors, a GPSP Award will not lapse and will vest on the vesting date set by the Directors at grant. If the participant leaves employment by reason of retirement or for other reasons specifically allowed by the Directors, an award under the GPSP will only vest if the participant can show (to the satisfaction of the Directors) that he has no current or future intention to be employed by any competitor financial services firm and the Directors are not aware of any evidence to the contrary before a GPSP Award is due to vest. If the participant leaves employment for any other reason or the Directors become aware of the participant's employment by a competitor financial services firm, a GPSP will lapse.

Retention

On vesting of a GPSP Award, some of the shares may be sold to cover any tax liability that arises. The remaining shares issued or transferred to the participant must be retained by or on behalf of the participant until he/she leaves the HSBC Group, unless the Directors decide otherwise in exceptional circumstances.

If shares are being retained as referred to above and

(i)      the participant leaves employment by reason of ill-health, injury, disability, retirement (where the Directors are satisfied that the participant has no current or future intention to be employed by any competitor financial services firm), redundancy or transfer of the employing business or the employing company ceasing to be a member of the HSBC Group, the retained shares will be released in full to the participant on cessation of employment; or

(ii)    the participant leaves employment for any other reason, the retained shares will be released to the participant in three equal tranches on the first, second and third anniversary of cessation of employment.

16. Required disclosure on value and exercise price of options

The Listing Rules of the Hong Kong Stock Exchange encourage disclosure of the value of all options which may be granted under the 2011 Plan, using a Black-Scholes or similar option pricing model, as if they had been granted on the date of the AGM. The Directors consider that such a disclosure would not be meaningful and may be misleading to shareholders because:

-  most of the variables on which such a valuation would depend cannot be determined in any realistic way by reference to an assumed grant date. Those variables would include the exercise price, the vesting and expiry periods, performance conditions and assumptions about the Company.
  - it is currently not intended to grant options with an exercise price, except where there are tax benefits in doing so or in unusual circumstances.

    The Directors will set the exercise price of an option. Except in the case of a nil-cost option, it must not be less than the greater of the middle-market closing price of a share on the London Stock Exchange on the day before the date of grant of the option or the average price for the five business days prior to the date of grant of the option.

HSBC Holdings plc

Notice of Annual General Meeting

Notice is hereby given that the Annual General Meeting of the Company will be held at the Barbican Hall, Barbican Centre, London EC2 on Friday 27 May 2011 at 11.00 am to transact the following ordinary business:

1 to receive and consider the Annual Accounts and Reports of the Directors and of the Auditor for the year ended 31 December 2010;

2 to approve the Directors' Remuneration Report for the year ended 31 December 2010;

3 to re-elect Directors;

Separate resolutions will be proposed for the re-election of:

(a)	S A Catz;	(j)	W S H Laidlaw;
(b)	L M L Cha;	(k)	J R Lomax;
(c)	M K T Cheung;	(l)	I J Mackay;
(d)	J D Coombe;	(m)	G Morgan;
(e)	R A Fairhead;	(n)	N R N Murthy;
(f)	D J Flint;	(o)	Sir Simon Robertson;
(g)	A A Flockhart;	(p)	J L Thornton; and
(h)	S T Gulliver;	(q)	Sir Brian Williamson;
(i)	J W J Hughes-Hallett;

4 to reappoint KPMG Audit Plc as Auditor at remuneration to be determined by the Group Audit Committee;

         and by way of special business to consider and (if thought fit) pass the following Resolutions of which Resolutions 5, 7 and 8 will be proposed as Ordinary Resolutions and Resolutions 6 and 9 will be proposed as Special Resolutions:

5        THAT the Directors be generally and unconditionally authorised pursuant to and for the purposes of section 551 of the UK Companies Act 2006 (the "Act") to exercise all the powers of the Company to allot shares in the Company and to grant rights to subscribe for, or to convert any security into, shares in the Company up to an aggregate nominal amount of £100,000 (in the form of 10,000,000 non-cumulative preference shares of £0.01 each), €100,000 (in the form of 10,000,000 non-cumulative preference shares of €0.01 each), US$100,000 (in the form of 10,000,000 non-cumulative preference shares of US$0.01 each)
          and US$1,770,695,000 (in the form of 3,541,390,000 ordinary shares of US$0.50 each in the capital of the Company ("Ordinary Shares")) (the latter being equal to approximately 20 per cent of the nominal amount of Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting), provided that this authority shall be limited so that, otherwise than pursuant to:

(a) a rights issue or other issue the subject of an offer or invitation, open for acceptance for a period fixed by the Directors, to:

(i)      holders of Ordinary Shares where the shares respectively attributable to the interests of all holders of Ordinary Shares are proportionate (or as nearly as may be) to the respective number of Ordinary
         Shares held by them; and

HSBC Holdings plc

Incorporated in England with limited liability. Registered in England: number 617987 Registered Office and Group Management Office:

8 Canada Square, London E14 5HQ, United Kingdom

(ii)      holders of securities, bonds, debentures or warrants which, in accordance with the rights attaching thereto, are entitled to participate in such a rights issue or other issue or as the Directors consider necessary,

              but subject to such exclusions or other arrangements as the Directors may deem necessary or expedient in relation to record dates, fractional entitlements or securities represented by depositary receipts or having regard to any restrictions, obligations, practical or legal problems under the laws of or the requirements of any regulatory body or stock exchange in any territory or otherwise howsoever; or

(b) the terms of any share plan for employees of the Company or any of its subsidiary undertakings; or

(c) any scrip dividend scheme or similar arrangements implemented in accordance with the Articles of Association of the Company; or

(d) the allotment of up to 10,000,000 non-cumulative preference shares of £0.01 each, 10,000,000 non-cumulative preference shares of €0.01 each and 10,000,000 non-cumulative preference shares of US$0.01 each in the capital of the Company,

the nominal amount of shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted by the Directors pursuant to this authority wholly for cash shall not in aggregate exceed US$442,673,750 (being equal to approximately 5 per cent of the Ordinary Shares of the Company in issue at the latest practicable date prior to the printing of the Notice of this Meeting) and such authority shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2012 save that this authority shall allow the Company before the expiry of this authority to make offers or agreements which would or might require shares to be allotted or rights to subscribe for, or to convert any security into, shares to be granted after such expiry and the Directors may allot shares or grant rights to subscribe for, or to convert any security into, shares (as the case may be) in pursuance of such offers or agreements as if the authority conferred hereby had not expired.

6        THAT, subject to the passing of Resolution 5 set out in the Notice convening this Meeting, the Directors be and are hereby empowered pursuant to section 570 of the UK Companies Act 2006 (the "Act") to allot equity securities (within the meaning of section 560 of the Act) the subject of the authority granted by Resolution 5 as if section 561 (1) of the Act did not apply to any such allotment, provided that this power shall expire at the conclusion of the Annual General Meeting of the Company to be held in 2012 save that this authority shall allow the Company before the expiry of this power to make offers or agreements which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offers or agreements as if the power conferred hereby had not expired.

7        THAT the HSBC Share Plan 2011 (the "2011 Plan"), the principal features of which are summarised in the appendix to the Chairman's letter dated 15 April 2011 and a copy of which is produced in draft to the Annual General Meeting and initialled by the Chairman for the purposes of identification, be and is hereby approved and the Directors be and are hereby authorised to do all things necessary or desirable to implement or operate the 2011 Plan and to establish further plans for the benefit of non-UK resident employees of the Company or its subsidiaries based on the 2011 Plan subject to such modifications as may be necessary or desirable to take account of local tax, exchange controls and securities laws in the relevant country or territory.

8        THAT pursuant to Article 107.1 of the Articles of Association of the Company with effect from 1 January 2011 each non-executive Director (other than an alternate Director) shall be entitled to receive
          £95,000 per annum by way of fees for his or her services as a Director and neither the Group Chairman nor the executive Directors shall be entitled to receive such fees.

9 THAT the Company hereby approves general meetings (other than annual general meetings) being called on a minimum of 14 clear days' notice.

By Order of the Board

R G Barber                                                                                                                                                                                                                                                                                                                                                                                 15 April 2011
Group Company Secretary

Notes:

(1) Voting at the Meeting shall be conducted by way of a poll.

  The issued share capital of the Company with voting rights on 5 April 2011, being the latest practicable date prior to the printing of this document, was 17,706,957,622 ordinary shares of US$0.50 each ("Ordinary
  Shares").

(2)     A member entitled to attend and vote at the Meeting is entitled to appoint another person as his or her proxy to exercise all or any of his or her rights to attend, speak and vote instead of the member. A member may appoint more than one proxy in relation to the Meeting, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by the member. A proxy need not be a member.
          Completion and submission of an instrument appointing a proxy will not preclude a member from attending and voting in person at the Meeting. A Form of Proxy is provided with this Notice for members. If a member wishes to appoint more than one proxy and so requires additional Forms of Proxy, the original Form of Proxy may be photocopied or additional forms can be obtained from Computershare Investor
          Services PLC, The Pavilions, Bridgwater Road, Bristol, BS99 6BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East,
          Hong Kong SAR; or the Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda. Shareholders with internet access may submit their proxy form electronically at
          www.hsbc.com/proxy.

The right to appoint a proxy does not apply to persons whose shares are held on their behalf by another person and who have been nominated to receive communications from HSBC in accordance with section 146 of the UK Companies Act 2006 ("nominated persons"). Nominated persons may have a right under an agreement with the registered shareholder who holds the shares on their behalf to be appointed (or to have someone else appointed) as a proxy for the Meeting. Alternatively, if nominated persons do not have such a right, or do not wish to exercise it, they may have a right under such an agreement to give instructions to the person holding the shares as to the exercise of voting rights at the Meeting.

The main point of contact for nominated persons remains the registered shareholder (for example the stockbroker, investment manager, custodian or other person who manages the investment). Any changes or queries relating to nominated persons' personal details and holdings (including any administration thereof) must continue to be directed to the registered shareholder and not HSBC's Registrars. The only exception is where the Company, in exercising one of its powers under the UK Companies Act 2006, writes to nominated persons directly for a response.

(3)      In order to be valid, the instrument appointing a proxy and the power of attorney or other authority (if any) under which it is signed, or a copy of such authority certified notarially or in some other way approved by the Board, must be deposited not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting) at: the offices of Computershare Investor Services PLC, The Pavilions, Bridgwater Road,
          Bristol, BS99 6BD, United Kingdom; the offices of Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or the offices of the
          Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda. Amended instructions must also be received by the Company's Registrars by the deadline for receipt of an instrument appointing a proxy. In the case of an appointment of a proxy submitted in electronic form, such appointment must be received not less than 48 hours before the time of the holding of the Meeting (or any adjourned meeting). It should be noted, however, that any power of attorney or other authority relating to an appointment of a proxy cannot be submitted electronically and must be deposited as referred to above for the appointment to be valid.

Any member attending the Meeting has the right to ask a question in relation to the business of the Meeting. The Company must cause to be answered any such question relating to the business being dealt with at the Meeting but no such answer need be given if (a) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information, (b) the answer has already been given on a website in the form of an answer to a question, or (c) it is undesirable in the interests of the Company or good order of the Meeting that the question be answered.

(4)     Pursuant to the Uncertificated Securities Regulations 2001 (as amended), changes to entries on the principal register of members of the Company maintained in England (the "Principal Register") after 12.01 am
          (London time) on the day immediately before the day of the Meeting or any adjourned meeting (as the case may be) shall be disregarded in determining the rights of a member to attend or vote at the Meeting or any adjourned meeting (as the case may be). Accordingly, a member entered on the Principal Register at 12.01 am on the day immediately before the day of the Meeting or any adjourned meeting (as the case may be) shall be entitled to attend and vote at the Meeting or any adjourned meeting (as the case may be) in respect of the number of such shares entered against the member's name at that time.

(5)     CREST members who wish to appoint a proxy or proxies by using the CREST electronic proxy appointment service may do so for the Meeting or any adjourned meeting by following the procedures described in the
          CREST manual. CREST personal members or other CREST sponsored members, and those CREST members who have appointed a voting service provider, should refer to their CREST sponsor or voting service provider, who will be able to take the appropriate action on their behalf.

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a "CREST Proxy Instruction") must be properly authenticated in accordance with Euroclear UK & Ireland Limited's specifications and must contain the information required for such instructions, as described in the CREST manual. The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by the issuer's agent (ID 3RA50) by the latest time for receipt of proxy appointments specified in Note (3) above. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer's agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time, any change of instructions to proxies appointed through CREST should be communicated to the appointees through other means.

CREST members and, where applicable, their CREST sponsor or voting service providers should note that Euroclear UK & Ireland Limited does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST personal member or sponsored member or has appointed a voting service provider, to procure that his CREST sponsor or voting service provider takes) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST manual concerning practical limitations of the CREST system and timings.

Pursuant to Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001 (as amended) the Company may treat as invalid a CREST Proxy Instruction if the Company has actual notice that:

- the information in the instruction is incorrect;

- the person expressed to have sent the instruction did not in fact send it; or

- the person sending the instruction on behalf of the relevant shareholder did not have the authority to do so.

(6)     In the case of joint registered holders of any share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders. For this purpose seniority shall be determined by the order in which the names of the holders stand in the Principal Register or either the Hong Kong or Bermuda Overseas Branch Registers of the Company, as appropriate.

(7)     Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if it is appointing more than one corporate representative, it does not do so in relation to the same share or shares.

(8)     Under section 527 of the UK Companies Act 2006, members meeting the threshold requirements in that section may require the Company to publish on its website a statement setting out any matter that the members propose to raise at the Meeting relating to the audit of the Company's accounts (including the auditor's report and the conduct of the audit) that are to be laid before the Meeting or any circumstance connected with an auditor of the Company ceasing to hold office since the previous meeting at which annual accounts and reports were laid. The Company may not require the members requesting any such website publication to pay its expenses in complying with sections 527 or 528 of the UK Companies Act 2006. Where the Company is required to place a statement on a website under section 527 of the UK Companies Act 2006, it must forward the statement to the Company's auditor not later than the time when it makes the statement available on the website. The business which may be dealt with at the Meeting includes any statement that the Company has been required under section 527 of the UK Companies Act 2006 to publish on its website.

(9) A copy of this notice, and other information required by section 311A of the UK Companies Act 2006, can be found on the Company's website (www.hsbc.com/agm).

(10)    Under section 338 and section 338A of the UK Companies Act 2006, members meeting the threshold requirements in those sections have the right to require the Company (i) to give to members of the Company entitled to receive notice of the Meeting, notice of a resolution which may properly be moved and is intended to be moved at the Meeting; and/or (ii) to include in the business to be dealt with at the Meeting any matter (other than a proposed resolution) which may be properly included in such business. A resolution may properly be moved or a matter may properly be included in the business of the Meeting unless (a) (in the case of a resolution only) it would, if passed, be ineffective (whether by reason of inconsistency with any enactment or the Company's constitution or otherwise), (b) it is defamatory of any person, or (c) it is frivolous or vexatious. Such a request may be in hard copy form or in electronic form, must identify the resolution of which notice is to be given or the matter to be included in the business of the Meeting, must be authorised by the person or persons making it, must be received by the Company not later than the time at which notice is given of the Meeting, and (in the case of a matter to be included in the business of the Meeting only)
          must be accompanied by a statement setting out the grounds for the request.

(11)    The Directors are S A Catz†, L M L Cha†, V H C Cheng, M K T Cheung†, J D Coombe†, R A Fairhead†, D J Flint, A A Flockhart, S T Gulliver, J W J Hughes-Hallett†, W S H Laidlaw†, J R Lomax†, I J Mackay, G
          Morgan†, N R N Murthy†, Sir Simon Robertson†, J L Thornton† and Sir Brian Williamson†.

The Group Chairman has confirmed that all of the non-executive Directors continue to perform effectively and demonstrate commitment to their roles. It is the belief of the Board that each of the independent non-executive Directors is fully able to discharge his or her duties as an independent non-executive Director. All of the Directors will retire at the Annual General Meeting and with the exception of V H C Cheng, who is to retire, offer themselves for re-election. The particulars required to be disclosed, pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, of the Directors standing for re-election are:

† Safra Ada Catz

Age 49. President of Oracle Corporation. A non-executive Director since 2008. Managing Director of Donaldson, Lufkin & Jenrette from 1997 to 1999. Joined Oracle in 1999 and appointed to the Board of Directors in 2001.

Ms Catz brings to the Board a background in international business leadership, having helped transform Oracle into the second biggest producer of management software and the world's leading supplier of software for information management.

† Laura May Lung Cha, GBS

Age 61. Non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited. A non-executive Director with effect from 1 March 2011. A non-official member of the Executive Council of Hong Kong SAR. Director of Hong Kong Exchanges and Clearing Limited, Tata Consultancy Services Limited and China Telecom Corporation Limited. Chairman of the ICAC Advisory Committee on Corruption and of the University Grants Committee in Hong Kong. Vice-chairman of the International Advisory Council of the China Securities Regulatory Commission and a Hong Kong delegate to the 11th National People's Congress of China. A member of the Advisory Board of the Yale School of Management, and Millstein Center of Corporate Governance and Performance at Yale University and a Senior International Advisor for Foundation Asset Management Sweden AG. Former appointments include: non-executive director of Bank of Communications Co., Ltd from 2006 to 19 August 2010, Baoshan Iron and Steel Co. Limited and Johnson Electric Holdings Limited. A member of the State Bar of California. She was awarded a Silver Bauhinia Star in 2001 and a Gold Bauhinia Star in 2009 by the Hong Kong Government for her public service.

Mrs Cha brings to the Board extensive regulatory and policy making experience in the finance and securities sector in Hong Kong and mainland China. Mrs Cha was Vice Chairman of the China Securities Regulatory Commission ("CSRC") from January 2001 to September 2004. She was appointed to the post by the State Council and became the first person outside mainland China to join the Central Government of the People's Republic of China at the vice-ministerial rank. Prior to her post at the CSRC, Mrs Cha worked in the Securities and Futures Commission in Hong Kong from 1991 to 2000, becoming its Deputy Chairman in 1998. During her career she has worked in the US and Asia.

† Marvin Kin Tung Cheung, GBS, OBE

Age 63. Non-executive chairman of the Airport Authority Hong Kong. A non-executive Director since February 2009 and a member of the Group Audit Committee since 1 March 2010. A non-executive director of Hang Seng Bank Limited, HKR International Limited and Hong Kong Exchanges and Clearing Limited. A non-official member of the Executive Council of the Hong Kong SAR. Non-executive chairman of the Council of the Hong Kong University of Science and Technology. A director of The Association of Former Council Members of The Stock Exchange of Hong Kong Limited and The Hong Kong International Film Festival Society Limited. Ceased to be a non-executive director of Sun Hung Kai Properties Limited in December 2009. Chairman and Chief Executive Officer of KPMG Hong Kong from 1996 to 2003. A Council Member of the Open University of Hong Kong until June 2009. Awarded the Gold Bauhinia Star by the Hong Kong Government in 2008.

Dr Cheung brings to the Board a background in international business and financial accounting, particularly in Greater China and the wider Asian economy. He retired from KPMG Hong Kong in 2003 after more than 30 years' distinguished service with the firm. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

† John David Coombe

Age 66. Non-executive chairman of Hogg Robinson Group plc. A non-executive Director since 2005 and chairman of the Group Audit Committee since 30 July 2010. A member of the Remuneration Committee and, since 26 February 2010, of the Group Risk Committee. A non-executive director of Home Retail Group plc. A trustee of the Royal Academy Trust. Former appointments include: executive director and Chief Financial Officer of GlaxoSmithKline plc; non-executive director of GUS plc; a member of the Supervisory Board of Siemens AG; chairman of The Hundred Group of Finance Directors, and a member of the Accounting Standards Board.

Mr Coombe brings to the Board a background in international business, financial accounting and the pharmaceutical industry. As Chief Financial Officer of GlaxoSmithKline he had responsibility for the Group's financial operations globally. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

† Rona Alison Fairhead

Age 49. Chairman, Chief Executive Officer and a director of Financial Times Group Limited. A non-executive Director since 2004. Chairman of the Group Risk Committee since 26 February 2010. A member of the Group Audit Committee, having ceased to be chairman on 30 July 2010. A member of the Nomination Committee. A director of Pearson plc and a non-executive director of The Economist Newspaper Limited. A director of the UK Cabinet Office since 16 December 2010. Ceased to be chairman and a director of Interactive Data Corporation on 30 July 2010. Former appointments include Executive Vice President, Strategy and Group Control of Imperial Chemical Industries plc and Finance Director of Pearson plc.

Mrs Fairhead brings to the Board a background in international industry, publishing, finance and general management. As the former Finance Director of Pearson plc she oversaw the day to day running of the finance function and was directly responsible for global financial reporting and control, tax and treasury. She has a Master's in Business Administration from the Harvard Business School.

Douglas Jardine Flint, CBE, Group Chairman

Age 55. Group Chairman and chairman of the Nomination Committee with effect from 3 December 2010. Joined HSBC as Group Finance Director in 1995 and served as Chief Financial Officer, Executive Director, Risk and Regulation from 1 February 2010 until 3 December 2010. A non-executive director of BP p.l.c. from 2005 to 14 April 2011. Director of The Hong Kong Association with effect from 6 February 2011. Co-chairman of the Counterparty Risk Management Policy Group III in 2008. Chaired the Financial Reporting Council's review of the Turnbull Guidance on Internal Control in 2004. Served on the Accounting Standards Board and the Standards Advisory Council of the International Accounting Standards Board from 2001 to 2004. Served on the Large

Business Forum on Tax and Competitiveness and the Consultative Committee of the Large Business Advisory Board of HM Revenue and Customs. A former partner in KPMG.

Mr Flint has extensive governance experience gained through membership of the Boards of HSBC and BP as well as considerable knowledge of finance and risk management in banking, multinational financial reporting, treasury and securities trading operations. In 2006 he was honoured with a CBE in recognition of his services to the finance industry. He is a member of the Institute of Chartered Accountants of Scotland and the Association of Corporate Treasurers and he is a Fellow of The Chartered Institute of Management Accountants.

Alexander Andrew Flockhart, CBE

Age 59. Chairman, Europe, Middle East, Africa, Latin America, Commercial Banking and Chairman of HSBC Bank plc with effect from 1 January 2011. An executive Director since 2008. Joined HSBC in 1974. Appointed a Group General Manager in 2002 and a Group Managing Director in 2006. Chairman of HSBC Latin America Holdings (UK) Limited since December 2009. A director of HSBC Bank Australia Limited. A member of the Visa Asia Pacific Senior Advisory Council, Visa Inc. Chairman, Personal and Commercial Banking and Insurance until 31 December 2010. Chairman of HSBC Bank Malaysia Berhad from 2007 to 5 February 2010. Chief Executive Officer of The Hongkong and Shanghai Banking Corporation Limited from 2007 to 1 February 2010. Ceased to be a director of HSBC Bank (China) Company Limited on 28 February 2010 and of Hang Seng Bank Limited on 31 December 2010. Ceased to be vice chairman and a director of HSBC Bank (Vietnam) Limited on 16 June 2010. President and Group Managing Director Latin America and the Caribbean from 2006 to 2007. Chief Executive Officer, Mexico from 2002 to 2006. Senior Executive Vice-President, Commercial Banking, HSBC Bank USA, N.A. from 1999 to 2002. Managing Director of The Saudi British Bank from 1997 to 1999.

Mr Flockhart is a career banker, being an emerging markets specialist with over 35 years' experience with HSBC across Latin America, the Middle East, US and Asia. In 2007 he was honoured with a CBE in recognition of his services to British business and charitable interests in Mexico.

Stuart Thomson Gulliver, Group Chief Executive

Age 52. Group Chief Executive and chairman of the Group Management Board since 1 January 2011. An executive Director since 2008. Joined HSBC in 1980. Appointed a Group General Manager in 2000 and a Group Managing Director in 2004. Chairman of The Hongkong and Shanghai Banking Corporation Limited with effect from 1 January 2011. Chairman of HSBC France since January 2009 and of HSBC Private Banking Holdings (Suisse) SA since 25 February 2010. Deputy chairman of HSBC Trinkaus & Burkhardt AG since 2007 and a member of its Supervisory Board since 2006. Chairman, Europe, Middle East and Global Businesses until 31 December 2010. Chairman of HSBC Bank plc from 21 April 2010 to 31 December 2010 and of HSBC Bank Middle East Limited from 15 February 2010 to 31 December 2010. Head of Global Banking and Markets from 2006 to 2010 and co-head from 2003 to 2006. Head of Global Markets from 2002 to 2003. Head of Treasury and Capital Markets in Asia-Pacific from 1996 to 2002.

Mr Gulliver is a career banker with over 30 years' international experience with HSBC. He has held a number of key roles in the Group's operations worldwide, including in London, Hong Kong, Tokyo, Kuala Lumpur and the United Arab Emirates. He played a leading role in developing and expanding Global Banking and Markets, the wholesale banking division of the Group with operations in over 65 countries and territories.

† James Wyndham John Hughes-Hallett, SBS

Age 60. Chairman of John Swire & Sons Limited. A non-executive Director since 2005. A member of the Nomination Committee and, since 26 February 2010, of the Group Risk Committee. A member of the Group Audit Committee until 1 March 2010. A non-executive director and former chairman of Cathay Pacific Airways Limited and Swire Pacific Limited. A non-executive director of The Hongkong and Shanghai Banking Corporation Limited from 1999 to 2004. A trustee of the Dulwich Picture Gallery and the Esmée Fairbairn Foundation. A member of The Hong Kong Association and the Governing Board of the Courtauld Institute of Art. Awarded the Silver Bauhinia Star by the Hong Kong Government in 2004.

Mr Hughes-Hallett brings to the Board a background in financial accounting and the management of a broad range of businesses in a number of internationalindustries, including aviation, insurance, property, shipping, manufacturing and trading in the Far East, UK, US and Australia. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

† William Samuel Hugh Laidlaw

Age 55. Chief Executive Officer of Centrica plc. A non-executive Director since 2008. A member of the Remuneration Committee. Former appointments include: Executive Vice President of Chevron Corporation; non-executive director of Hanson PLC; Chief Executive Officer of Enterprise Oil plc; and President and Chief Operating Officer of Amerada Hess Corporation.

Mr Laidlaw brings to the Board significant international experience, particularly in the energy sector, having had responsibility for businesses in four continents. He has a Master's in Business Administration from INSEAD. He is a member of the UK Prime Minister's Business Advisory Group and is the Senior Independent Director of the Department for Transport.

† Janis Rachel Lomax

Age 65. Former Deputy Governor, Monetary Stability, at the Bank of England and a member of the Monetary Policy Committee. A non-executive Director since 2008. A member of the Group Audit Committee since March 2009 and of the Group Risk Committee since 26 February 2010. A non-executive director of The Scottish American Investment Company PLC and Reinsurance Group of America Inc., and since 7 July 2010, of Arcus European Infrastructure Fund GP LLP. A non-executive director of BAA Limited since 24 November 2010. A director of the Council of Imperial College, London and a member of the Board of the Royal National Theatre. A member of the Business Advisory Group to the UK Secretary of State for Business since 18 May 2010. Former appointments include: Deputy Governor of the Bank of England from 2003 to 2008; Permanent Secretary at the UK Government Departments for Transport and Work and Pensions and at the Welsh Office from 1996 to 2003; and Vice President and Chief of Staff to the President of the World Bank from 1995 to 1996.

Ms Lomax brings to the Board business experience in both the public and private sectors and a deep knowledge of the operation of the UK government and the financial system.

Iain James Mackay, Group Finance Director

Age 49. An executive Director since 3 December 2010. Joined HSBC in 2007. A Director of Hang Seng Bank Limited until 31 December 2010. Chief Financial Officer,Asia Pacific from September 2009 to 3 December 2010 and Chief Financial Officer, North America from 2007 to September 2009. Former appointments include: Vice President and Chief Financial Officer of GE Consumer Finance and Vice President and Chief Financial Officer of GE Healthcare - Global Diagnostic Imaging.

Mr Mackay has extensive financial and international experience. He has worked in London, Paris, US and Asia. He is a member of the Institute of Chartered Accountants of Scotland.

† Gwyn Morgan, CM

Age 65. Non-executive Chairman of SNC-Lavalin Group Inc. A non-executive Director since 2006. A member of the Remuneration Committee. A member of the Board of Trustees of The Fraser Institute and the Manning Centre for Building Democracy. A non-executive director of HSBC Bank Canada from 1996 to 2006. Former appointments include Founding President, Chief Executive Officer and Vice Chairman of EnCana Corporation; director of Alcan Inc.; and director of Lafarge North America, Inc.

Mr Morgan brings to the Board a background in technical, operational, financial and management positions and has led large international companies in the energy and engineering sectors. He has been recognised as Canada's most respected Chief Executive Officer in a national poll of Chief Executives. He is currently a business columnist for Canada's largest national newspaper. He was appointed a Member of the Order of Canada on 30 December 2010 for his contributions as a business and community leader and as a philanthropist.

† Nagavara Ramarao Narayana Murthy, CBE

Age 64. Chairman and Chief Mentor and former Chief Executive Officer of Infosys Technologies Limited. A non-executive Director since 2008. Chairman of the Corporate Sustainability Committee since 28 May 2010. A director of the United Nations Foundation. Ceased to be a director of Unilever plc on 12 May 2010. Former appointments include: a non-executive director of DBS Group Holdings Limited, DBS Bank Limited and New Delhi Television Limited.

Mr Murthy brings to the Board experience in information technology, corporate governance and education, particularly in India. He founded Infosys Technologies Limited in India in 1981 and was

its Chief Executive Officer for 21 years. Under his leadership, Infosys established a global footprint and was listed on NASDAQ in 1999. During his career he has worked in France and India.

† Sir Simon Manwaring Robertson, Deputy Chairman, senior independent non-executive Director

Age 70. Non-executive chairman of Rolls-Royce Group plc and the founder member of Simon Robertson Associates LLP.A non-executive Director since 2006. Senior independent non-executive Director since 2007 and Deputy Chairman since 1 December 2010. A member of the Nomination Committee. A non-executive director of Berry Bros. & Rudd Limited, The Economist Newspaper Limited and Royal Opera House Covent Garden Limited. A trustee of the Eden Project Trust and of the Royal Opera House Endowment Fund. Former appointments include Managing Director of Goldman Sachs International and chairman of Dresdner Kleinwort Benson.

Sir Simon brings to the Board a background in international corporate advisory with a wealth of experience in mergers and acquisitions, merchant banking, investment banking and financial markets. During his career he has worked in France, Germany, the UK and the US. In June 2010 he was honoured with a knighthood in recognition of his services to business.

† John Lawson Thornton

Age 57. A non-executive Director since 2008. Chairman of the Remuneration Committee since 28 May 2010. Non-executive chairman and a director of HSBC North America Holdings Inc since 2008. Professor and director of the Global Leadership Program at the Tsinghua University School of Economics and Management. Chairman of the Brookings Institution Board of Trustees. A non-executive director of Ford Motor Company, News Corporation, Inc. and China Unicom (Hong Kong) Limited. A director of National Committee on United States-China Relations and a Trustee of Asia Society, China Institute, The China Foreign Affairs University, the Palm Beach Civic Association and the United World College of East Africa Trust. A member of the Council on Foreign Relations, the China Securities Regulatory Commission International Advisory Committee and China Reform Forum International Advisory Committee. Former appointments include: a non-executive director of Industrial and Commercial Bank of China Limited from 2005 to 2008; Intel Corporation, Inc. from 2003 to 18 May 2010; and President of the Goldman Sachs Group, Inc. from 1999 to 2003.

Mr Thornton brings to the Board experience that bridges developed and developing economies and the public and private sectors. He has a deep knowledge of financial services and education systems, particularly in Asia. During his 23 year career with Goldman Sachs, he played a key role in the firm's global development and was Chairman of Goldman Sachs Asia.

† Sir Robert Brian Williamson, CBE

Age 66. A non-executive Director since 2002. A member of the Nomination Committee, having ceased to be its chairman on 26 February 2010. A director of NYSE Euronext. Chairman of Electra Private Equity plc until 24 May 2010. Former appointments include: chairman of London International Financial Futures and Options Exchange and Gerrard Group plc; a director of Climate Exchange plc; and a non-executive director of Resolution plc, the Financial Services Authority and the Court of The Bank of Ireland.

Sir Brian brings to the Board extensive experience in money and bond markets, insurance, private equity, futures, options and commodities trading internationally. He established the London International Financial Futures and Options Exchange in the 1980s and led the Exchange's development of its electronic trading platform in the mid-1990s. He was the first chairman of Resolution plc, established to consolidate life assurance business in the UK. He is a member of the Guild for International Bankers.

† Independent non-executive Director

The Board has determined all of the non-executive Directors standing for re-election to be independent. When determining independence the Board considers that calculation of the length of service of a non-executive Director begins on the date of his or her first election by shareholders as a Director of HSBC Holdings plc. Given the complexity and geographical spread of HSBC's business, the experience of previous service on a subsidiary company board can be a considerable benefit to HSBC and does not detract from a Director's independence. In reaching its determination of each non-executive Director's independence the Board has concluded that there are no relationships or circumstances which are likely to affect a Director's judgement and any relationships or circumstances which could appear to do so were considered not to be material.

None of the Directors standing for re-election has any material relationship with another Director, member of senior management or substantial or controlling shareholder.

A A Flockhart and I J Mackay, executive Directors of HSBC Holdings plc, are members of the Group Management Board of HSBC Holdings plc, which is chaired by S T Gulliver, the Group Chief Executive.

A A Flockhart, S T Gulliver and J W J Hughes-Hallett, Directors of HSBC Holdings plc are, or have previously served as, directors of The Hongkong and Shanghai Banking Corporation Limited and L M L Cha, an independent non-executive Director of HSBC Holdings plc, is the non-executive Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited.

Sir Simon Robertson and R A Fairhead, independent non-executive Directors of HSBC Holdings plc, are directors of The Economist Newspaper Limited. Sir Simon Robertson was Chairman of Trustees of The Royal Academy Trust until 2007. J D Coombe, an independent non-executive Director of HSBC Holdings plc, serves on the Board of Trustees of the same trust. Sir Simon Robertson was a Trustee of the St Paul's Cathedral Foundation from 2000 until 2005. During this period, Sir Brian Williamson, an independent non-executive Director of HSBC Holdings plc, also served as a Trustee.

Sir Simon Robertson, an independent non-executive Director of HSBC Holdings plc, was a Partner or Managing Director of Goldman Sachs or its affiliates from 1997 to 2005. J L Thornton, an independent non-executive Director of HSBC Holdings plc, served in various managerial, supervisory, officer and/or director positions in the Goldman Sachs Group Inc and/or its affiliates from 1980 to 2003. Goldman Sachs are brokers to HSBC Holdings plc and advised the Company on its acquisition of Crédit Commercial de France S.A. in 2000; Household International Inc. when it was acquired by HSBC Holdings plc in 2003; and Bank of Communications Limited when a 19.9 per cent interest was acquired by HSBC Holdings plc in 2004.

J W J Hughes-Hallett, an independent non-executive Director of HSBC Holdings plc, is chairman of John Swire & Sons Limited and a director of Swire Pacific Limited and of The Hong Kong Association. A non-wholly owned subsidiary of John Swire & Sons Limited, Hong Kong Aircraft Engineering Company Limited (HAECO), owns 45 per cent of Hong Kong Aero Engine Services Limited (HAESL) a repair and overhaul company based in Hong Kong. HAESL is a joint venture company between Rolls-Royce plc, Hong Kong Aircraft Engineering Company Limited (HAECO), a member of the Swire Group, and SIA Engineering Company. HAECO also provides management services to HAESL. Sir Simon Robertson, an independent non-executive Director of HSBC Holdings plc, is non-executive Chairman of Rolls Royce Group plc. D J Flint the Group Chairman of HSBC Holdings plc is a director of The Hong Kong Association.

J D Coombe, an independent non-executive Director of HSBC Holdings plc, is Chairman of Hogg Robinson plc which provides travel services to HSBC and has banking relationships with HSBC. He was a director of Siemens AG (until January 2008) and is a director of Home Retail Group plc, which have banking relationships with HSBC. J D Coombe served with D J Flint, the Group Chairman of HSBC Holdings plc, on the Accounting Standards Board and on the FRC Committee reviewing the Turnbull Guidance on Internal Control.

M K T Cheung, an independent non-executive Director of HSBC Holdings plc, served with D J Flint on the Standards Advisory Council of the IFRS Foundation.

S A Catz, L M L Cha, M K T Cheung, J D Coombe, R A Fairhead, J W J Hughes-Hallett, W S H Laidlaw, J R Lomax, G Morgan, N R N Murthy, Sir Simon Robertson, J L Thornton and Sir Brian Williamson, the non-executive Directors who are standing for re-election, each receive a Director's fee of £65,000 per annum. Following a comprehensive review of fees paid in other major UK companies, the current non-executive Director's fee was authorised by Shareholders at the 2006 Annual General Meeting. Resolution 8 proposes an increase in the fee payable to each non-executive Director to £95,000 per annum. The reasons for this proposal are set out on page 3 of the Chairman's letter dated 15 April 2011. Non-executive Directors who are members of Committees of the Board currently receive the following additional fees: M K T Cheung - a fee of £20,000 per annum as a member of the Group Audit Committee; J D Coombe - fees totalling £80,000 per annum as Chairman of the Group Audit Committee and a member of the Group Risk Committee and Remuneration Committee; R A Fairhead - fees totalling £80,000 per annum as Chairman of the Group Risk Committee and a member of the Group Audit Committee and Nomination Committee; J W J Hughes-Hallett - fees totalling £40,000 per annum as a member of the Nomination Committee and the Group Risk Committee; W S H Laidlaw - a fee of £20,000 per annum as a member of the Remuneration Committee; J R Lomax - fees totalling £40,000 per annum as a member of the Group Audit Committee and the Group Risk Committee; G Morgan - a fee of £20,000 per annum as a member of the Remuneration Committee; N R N Murthy - a fee of £30,000 per annum as Chairman of the Corporate Sustainability Committee; Sir Simon Robertson - fees totalling £50,000 per annum as a member of the Nomination Committee and as Deputy Chairman and senior independent non-executive Director; J L Thornton - a fee of £40,000 per annum as Chairman of the Remuneration Committee; and Sir Brian Williamson - a fee of £20,000 per annum as a member of the Nomination Committee.

Committee fees are determined by the Board. Those Directors to whom fees are payable do not participate in that determination. It is proposed, taking into account the background to the proposed increase in fees payable to non-executive Directors, that fees for service to the Board Committees will be increased with effect from 1 January 2011 such that the Chairman of each Committee will be entitled to receive £50,000 per annum (except in the case of the Chairmen of the Nomination and Corporate Sustainability Committees who will each be entitled to receive £40,000 per annum) and members of each Committee will be entitled to receive £30,000 per annum (except in the case of members of the Nomination and Corporate Sustainability Committees who will each be entitled to receive £25,000 per annum). It is also intended to increase the fee payable to the senior independent non-executive Director to £45,000 per annum.

L M L Cha, as a non-executive Director and Deputy Chairman of The Hongkong and Shanghai Banking Corporation Limited, receives fees of HK$450,000 and US$650,000 respectively per annum. These fees were authorised by the shareholder of The Hongkong and Shanghai Banking Corporation Limited.

J L Thornton, as non-executive Chairman of HSBC North America Holdings Inc., receives a fee of US$1,500,000 per annum. This fee was authorised by the shareholder of HSBC North America Holdings Inc.

M K T Cheung, as a non-executive director and member of the audit committee of Hang Seng Bank Limited, receives a fee of HK$360,000 per annum. The fee for non-executive directors was authorised by the shareholders of Hang Seng Bank Limited and the fee for members of the audit committee was authorised by the board of Hang Seng Bank Limited.

Non-executive Directors do not have service contracts with HSBC Holdings plc. Subject to their re-election by shareholders, the terms of appointment for the non-executive Directors standing for re-election will expire: in 2012 in respect of M K T Cheung, J R Lomax, Sir Simon Robertson, J L Thornton and Sir Brian Williamson; in 2013 in respect of R A Fairhead and G Morgan; and 2014 in respect of S A Catz, L M L Cha, J D Coombe, J W J Hughes-Hallett, W S H Laidlaw and N R N Murthy.

The Group Chairman and executive Directors have rolling service contracts with a notice period of 12 months for either party. The dates of the service contracts are:

D J Flint ...............................................	14	February 2011
A A Flockhart ......................................	14	February 2011
S T Gulliver ..........................................	10	February 2011
I J Mackay ...........................................	4	February 2011

Under the terms of their employment, A A Flockhart, S T Gulliver and I J Mackay receive a basic salary and are eligible to receive a discretionary annual bonus and long-term incentive award. D J Flint receives a basic salary but will not receive an annual bonus and is not expected to be granted a long-term incentive award. The basic salaries of D J Flint, A A Flockhart, S T Gulliver and I J Mackay are £1,500,000, £975,000, £1,250,000 and £700,000 per annum respectively.

Our policy for determining remuneration packages is explained on pages 31 to 36 of the Annual Review and on pages 222 to 228 of the Annual Report and Accounts.

Save as disclosed above there are no further matters or particulars required to be disclosed pursuant to Rule 13.51(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(12)    The general purpose of the authorities to be conferred on the Directors by Resolutions 5 and 6 is to enable the Directors to allot shares up to a specified limit without having first to obtain the consent of shareholders in general meeting. The Directors have undertaken that no capital will be issued which would effectively change the control of the Company or the nature of its business without the prior approval of Ordinary
          Shareholders in general meeting.

(13)   The purpose of Resolution 7 is to approve the rules of the 2011 Plan and to authorise the Directors to do all things necessary or desirable to implement or operate the 2011 Plan and to establish further plans for the benefit of non-UK resident employees.

(14) The purpose of Resolution 8 is to seek Ordinary Shareholders' approval for the fee payable to each non-executive Director to be increased to £95,000 per annum with effect from 1 January 2011.

(15)    The purpose of Resolution 9 is to seek Ordinary Shareholders' approval to enable general meetings (other than annual general meetings) to continue to be called on a minimum of 14 clear days' notice.

(16)   Shareholders are advised that any telephone number, website or email address set out in the Notice of Annual General Meeting, the Form of Proxy or accompanying documents should not be used for the purposes of serving information on the Company (including the service of documents or information relating to the proceedings at the Meeting) unless otherwise stated.

(17)    For safety reasons, security checks will be carried out on entry to the Meeting. Shareholders are reminded that briefcases, cameras and recording devices will not be allowed in the Meeting and that all mobile telephones must be switched off.

(18)    According to the register of Directors' interests maintained by HSBC Holdings plc pursuant to section 352 of the Securities and Futures Ordinance of Hong Kong, the Directors standing for re-election had the following interests in the shares and loan capital of HSBC at the time of approval of the Report of Directors on 28 February 2011, all of which are beneficial unless otherwise stated. S A Catz, M K T Cheung, J R Lomax and N R N Murthy had no interests in the shares or loan capital of HSBC at 28 February 2011.

In this Note (18) all references to "beneficial owner" means a beneficial owner for the purposes of the Securities and Futures Ordinance of Hong Kong and all references to "beneficiary of a trust" means a beneficiary of a trust for the purposes of the Securities and Futures Ordinance of Hong Kong.

HSBC Holdings		Child		Jointly with
ordinary shares	Beneficial	under 18		another			Total
of US$ 0.50	owner	or spouse		person	Trustee		Interests1
J D Coombe	20,497	-		-	-		20,497
R A Fairhead	-	-		21,300	-		21,300
D J Flint	144,988	-		-	34,024	2	179,012
A A Flockhart	-	-		-	231,871		231,871
S T Gulliver	2,553,592	177,489		-	-		2,731,081
J W J Hughes-Hallett	-	-		-	43,319	2	43,319
W S H Laidlaw	29,532	-		-	1,416	2	30,948
I J Mackay	34,217	-		-	-		34,217
G Morgan	81,786	-		-	-		81,786
Sir Simon Robertson	8,688	-		-	167,750	2	176,438
J L Thornton	-	10,250	3	-	-		10,250
Sir Brian Williamson	37,895	-		-	-		37,895

Notes:

1.    At 28 February 2011, D J Flint, A A Flockhart, S T Gulliver and I J Mackay had additional interests in 792,867, 1,004,436, 1,630,460 and 255,441 Ordinary Shares respectively arising from conditional awards of
       Performance Shares under the HSBC Share Plan, subject to the vesting arrangements summarised on pages 32 to 36 and pages 38 and 39 of the Annual Review and set out on pages 223 to 228 and pages 232 and 233 of the Annual Report and Accounts. The aggregate interests of D J Flint, A A Flockhart, S T Gulliver and I J Mackay in Ordinary Shares including interests arising through conditional awards of Performance Shares were: D J Flint - 974,529; A A Flockhart - 1,240,836; S T Gulliver - 4,361,541; and I J Mackay - 291,189. Each of the total interests represents less than 0.2 per cent of the shares in issue.

2. Non-beneficial interest.

3. Interest in listed American Depositary Shares, which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong.

L M L Cha has an interest as beneficial owner in US$300,000 of 6.5 per cent subordinated notes 2036 issued by HSBC Holdings plc.

The following changes in the interests of Directors in the shares and loan capital of HSBC Holdings plc and its subsidiaries or associated corporations have been notified to the Company during the period from approval of the Report of the Directors on 28 February 2011 to 5 April 2011 (the latest practicable date prior to the printing of this document):

(a)     The following Directors were granted a deferred award of Restricted Shares under the HSBC Share Plan which gave rise to additional interests as beneficial owner in the number of Ordinary Shares shown below:

D J Flint	129,230
A A Flockhart	83,447
S T Gulliver	800,000
I J Mackay	34,862

The following Directors were granted a non-deferred award of Restricted Shares under the HSBC Share Plan which vested immediately and gave rise to additional interests as beneficial owner in the number of Ordinary Shares shown below:

D J Flint	86,153
A A Flockhart	55,632
I J Mackay	23,241

D J Flint's, A A Flockhart's and I J Mackay's interests as beneficial owner were subsequently reduced by 43,939, 8,902 and 4,395 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the Plan to meet the tax liability arising on the vesting. The balance of the Ordinary Shares which were acquired on vesting of this non-deferred award must be retained by D J Flint, A A Flockhart and I J Mackay for six months.

(b) Upon the partial vesting of the 2010 Restricted Share awards under the HSBC Share Plan:

D J Flint's and S T Gulliver's interests as beneficial owner were reduced by 105,162 and 450,694 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the Plan. The net proceeds were passed to D J Flint and S T Gulliver;

A A Flockhart's interests as beneficial owner were reduced by 101,688 Ordinary Shares upon the transfer of such Ordinary shares by the Trustee of the Plan to the Sandy Flockhart 2010 Life Interest Trust. A A Flockhart's interests as a trustee increased by 101,688 Ordinary Shares as a result of this transfer; and

I J Mackay's interests as beneficial owner were reduced by 2,547 Ordinary Shares upon the sale of those Ordinary Shares by the Trustee of the Plan to meet the tax liability arising on the vesting. I J Mackay retained 17,159 Ordinary Shares as beneficial owner.

(c) Upon the vesting of the 2008 Restricted Share awards under the HSBC Share Plan:

S T Gulliver's interests as a beneficiary of a trust were reduced by 194,270 Ordinary Shares upon the sale of those Ordinary Shares by the Trustee of the Plan. The net proceeds were passed to S T Gulliver;

A A Flockhart's interests as a beneficiary of a trust were reduced and his interests as beneficial owner were increased by 15,691 Ordinary Shares upon the transfer of such Ordinary Shares to him by the Trustee of the Plan; and

I J Mackay's interests as a beneficiary of a trust were reduced by 46,606 Ordinary Shares upon the sale of 13,185 Ordinary Shares by the Trustee of the Plan to meet the tax liability arising on the vesting. His interests as beneficial owner were increased by 33,421 Ordinary Shares upon the transfer to him of 33,421 Ordinary Shares by the Trustee of the Plan.

(d) Upon the forfeit of part of the 2008 Performance Share awards the following Directors' interests as beneficiaries of a trust were reduced by the number of Ordinary Shares shown below:

S T Gulliver	55,445
D J Flint	373,193
A A Flockhart	127,259

(e) Upon the partial vesting of the 2008 Performance Share awards:

A A Flockhart's and S T Gulliver's interests as beneficiaries of a trust were reduced by 34,442 and 15,006 Ordinary Shares respectively upon the sale of such Ordinary Shares by the Trustee of the Plan. The net proceeds were passed to A A Flockhart and S T Gulliver; and

D J Flint's interests as a beneficiary of a trust were reduced by 51,512 Ordinary Shares upon the sale of such Ordinary Shares by the Trustee of the Plan to meet the tax liability arising on vesting. His interests as beneficial owner were increased by 49,491 Ordinary Shares upon the transfer to him of 49,491 Ordinary Shares by the Trustee of the Plan.

(f) D J Flint acquired an interest as beneficial owner in 38 Ordinary Shares through the HSBC Holdings UK Share Incentive Plan.

(g) J W J Hughes-Hallett acquired a non-beneficial interest in 2,164 Ordinary Shares as a Trustee of the Dulwich Picture Gallery.

(19)   The following notifications of a major holding of voting rights have been made to the Company and have not been amended or withdrawn (as at 5 April 2011, the latest practicable date prior to printing this document)
          pursuant to the requirements of the UK Financial Services Authority Disclosure and Transparency Rule 5:

•     Legal & General Group Plc gave notice on 3 March 2010 that it had a direct interest on 2 March 2010 in 696,986,631 Ordinary Shares, representing 4 per cent of the total voting rights at that date and gave notice on 9
      March 2010 that on 8 March 2010 its holding of Ordinary Shares fell to 3.99 per cent of the Ordinary Shares in issue at that date; and

• BlackRock, Inc. gave notice on 9 December 2009 that it had a direct interest on 7 December 2009 in 1,143,379,437 Ordinary Shares, representing 6.57 per cent of the total voting rights at that date.

(22)The following notifications of a major holding have been made to the Company and have not been amended or withdrawn (as at 5 April 2011, the latest practicable date prior to printing this document) pursuant to the requirements of section 336 of the Securities and Futures Ordinance of Hong Kong:

•     JPMorgan Chase & Co. gave notice on 4 April 2011 that on 30 March 2011 it had a long position of 1,233,411,992 Ordinary Shares, a short position of 52,113,199 Ordinary Shares and a lending pool of 893,697,069
      Ordinary Shares, each representing 6.97 per cent, 0.29 per cent and 5.05 per cent respectively of the Ordinary Shares in issue at that date; and

•     BlackRock, Inc. gave notice on 21 January 2011 that on 17 January 2011 it had a long position of 1,057,501,184 Ordinary Shares and a short position of 11,749,901 Ordinary Shares, representing 5.97 per cent and 0.07 per cent respectively of the Ordinary Shares in issue at that date.

(23)   Copies of the terms of appointment for the non-executive Directors, the service contracts of the Group Chairman and executive Directors and the draft rules of the HSBC Share Plan 2011 are available for inspection at the registered office of the Company in London and at 1 Queen's Road Central, Hong Kong SAR during usual business hours on any business day from the date of this Notice until the date of the Meeting and at the place and on the date of the Meeting from at least 15 minutes before the Meeting begins until the conclusion of the Meeting.

(24)   This document, for which the Directors of HSBC Holdings plc collectively and individually accept full responsibility, includes particulars given in compliance with the Rules Governing the Listing of Securities on The
          Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to the HSBC Holdings plc. The Directors, having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this document is accurate and complete in all material aspects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this document misleading.

(25) In the event of a conflict between any translation and the English text hereof, the English text will prevail.

Annual General Meeting - 27 May 2011

If there is a question or questions you would like to have addressed at the Annual General Meeting on 27 May 2011, please write your question(s) here and return this form as indicated below. Alternatively, please send your question by email to agmquestions@hsbc.com.

Question(s)...............................................................................................................................................

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We will endeavour to address any issues raised when the item of business to which the question relates is under consideration by the Meeting. Any questions submitted that are not relevant to the business of the Meeting will be forwarded for the attention of an appropriate executive. These might include matters relating to a shareholder's bank account or affairs which are unlikely to be relevant to the business of the Meeting.

Submitting a question in advance of the Meeting does not affect your rights as a shareholder to attend and speak at the Meeting.

Signed:

Name:

Shareholder Reference Number:

Please return this form to the Registrars: Computershare Investor Services PLC, The Pavilions, Bridgwater Road, Bristol BS99 3BD, United Kingdom; Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong SAR; or the Investor Relations Team, HSBC Bank Bermuda Limited, 6 Front Street, Hamilton HM 11, Bermuda.

Printed by Park Communications Limited, London, on Revive 50 White Silk paper using vegetable oil-based inks. Made in France, the paper comprises 50% de-inked post-consumer waste and 50% virgin FSC fibre from mixed sources. Pulps used are totally chlorine-free.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
                              Name:   P A Stafford
                                                   Title: Assistant Group Secretary
                             Date: 15 April, 2011